Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. initiates exploration program on the Amisk Gold
     Project, Saskatchewan

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     NYSE Amex - CGR
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     SASKATOON, April 13 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE
Amex-CGR) ("Claude" or the "Company") is pleased to announce the finalization of a 65:35 Joint Venture Agreement with St. Eugene Mining Corporation, "St.
Eugene", on the Amisk Gold Project. The 12,000 hectare property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk-Laurel Gold
Deposit.
     Pursuant to the Agreement, Claude is operator of the joint venture and for 2010 has initiated a $1.1 million exploration program on the property. The program is focused on the Amisk-Laurel Gold Deposit, specifically expanding the deposit and evaluating the bulk mining potential of the system. As a first stage, an eleven hole, 2,300 metre, winter drill program has been completed and results are pending.
     "We are extremely pleased to have acquired a controlling interest in such a high quality asset as the Amisk Gold Project. It is among the largest land positions in the prolific Flin Flon mineral district and hosts the advanced
Amisk-Laurel Gold deposit," stated Brian Skanderbeg, Vice President
Exploration. "This large gold system has never been evaluated from a bulk perspective."
     The Property has seen intermittent exploration since 1910, with advanced exploration and underground bulk sampling completed in the late 1980's by
Cameco Corporation. Based on historical exploration and underground development, a 1988 prefeasibility study indicated mineable reserves in the
'East Zone' of 185,000 tons at 0.44 oz/ton Au and 1.75 oz/ton Ag to a depth of
130 metres. A 0.15 oz/ton cut-off grade was utilized in the calculations.
These estimates are historical in nature and should not be viewed as NI 43-101 compliant.
     Claude Resources holds a 17.3% interest in St. Eugene's issued and outstanding common shares as of April 1st, 2010.
     A plan map of the Amisk Gold Property can be viewed at Claude's website.
www.clauderesources.com.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved the contents of this news release.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

     The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Brian Skanderbeg, P.Geo, Vice President of Exploration, Phone:
(306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 13-APR-10